Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the first quarter of 2026 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of March 31, 2026, unaudited statements of income, comprehensive income, cash flow and business segment information for the first quarter of 2026 and unaudited consolidated statements of changes in shareholders’ equity for the quarter ended March 31, 2026 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2026.

A. KEY FIGURES

In millions of dollars, except earnings per share and number of shares	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Sales	54,163	50,624	+7%	52,254	+4%
Net income (TotalEnergies share)	5,810	2,906	+100%	3,851	+51%
Adjusted EBITDA (1)	12,552	10,066	+25%	10,504	+19%
Adjusted net operating income (2) from business segments	6,300	4,633	+36%	4,792	+31%
Exploration & Production	2,576	1,805	+43%	2,451	+5%
Integrated LNG	1,318	922	+43%	1,294	+2%
Integrated Power	545	564	-3%	506	+8%
Refining & Chemicals	1,599	1,001	+60%	301	x5.3
Marketing & Services	262	341	-23%	240	+9%
Adjusted net income (1) (TotalEnergies share)	5,394	3,837	+41%	4,192	+29%
Fully-diluted earnings per shares ($)	2.64	1.3	-	1.68	-
Fully-diluted weighted-average shares (millions)	2,164	2,176	-1%	2,246	-4%
Cash flow used in investing activities	4,312	3,434	+26%	4,805	-10%
Organic investments (1)	4,650	4,019	+16%	4,501	+3%
Acquisitions net of assets sales(1)	(172)	(1,573)	ns	420	ns
Net investments (1)	4,478	2,446	+83%	4,921	-9%
Cash flow from operating activities	3,361	10,471	-68%	2,563	+31%
Cash flow from operations excluding working capital (CFFO) (1)	8,576	7,168	+20%	6,992	+23%
Debt Adjusted Cash Flow (DACF) (1)	8,979	7,593	+18%	7,276	+23%
Gearing (1) of 15.5% at March 31, 2026 vs. 14.7% at December 31, 2025 and 14.3% at March 31, 2025.

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

(2)	Detail of adjustment items shown in the business segment information starting on page 31.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Brent ($/b)	81.1	63.7	+27%	75.7	+7%
Henry Hub ($/Mbtu)	3.5	4.1	-15%	3.9	-11%
TTF ($/Mbtu)(1)	13.7	10.3	+34%	14.4	-5%
JKM ($/Mbtu)(2)	14.1	10.6	+32%	14.1	-
Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	73.7	61.4	+20%	72.2	+2%
Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.59	5.11	+10%	6.60	-15%
Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	8.48	8.48	-	10.00	-15%
European Refining Margin (ERM) (3), (7) ($/b)	11.4	11.4	-	3.9	x2.9

(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.

(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

(3)	Does not include oil, gas and LNG trading activities, respectively.

(4)	Sales in $ / Sales in volume for consolidated affiliates.

(5)	Sales in $ / Sales in volume for consolidated affiliates.

(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.

(7)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

Scope 1+2 emissions (2) (MtCO2e)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Scope 1+2 from operated perimeter (3)	7.9	8.3	-5%	8.4	-6%
of which Oil & Gas	6.9	7.0	-1%	7.2	-4%
of which CCGT	1.0	1.3	-23%	1.2	-17%
Scope 1+2 – ESRS perimeter (3)	10.4	11.2	-7%	11.1	-6%

Estimated quarterly emissions.

(1)	The seven greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs, SF6 and NF3, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the most recent IPCC report. HFCs, PFCs, SF6 and NF3 are virtually absent from the Company’s emissions and are not accounted for by the Company.

(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting for climate change-related indicators and indirect emissions resulting from the production of electricity, steam, heat or cooling, purchased or acquired, and consumed by the sites or activities included in the scope of reporting for climate change-related indicators, net from potential energy sales, excluding purchased industrial gases (H2). If not stated otherwise, TotalEnergies reports Scope 2 GHG emissions according to the market-based method defined by the GHG Protocol.

(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Methane emissions (ktCH4)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Methane emissions from operated perimeter (1)	4	6	-33%	6	-33%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Methane emissions from operated facilities were down 33% year-on-year, notably due to the continued reduction in flaring and fugitive emissions at Exploration & Production facilities.

Scope 1+2 emissions from operated installations decreased by 6% year-on-year mainly because of continued reduction of flaring in Exploration & Production and lower activity at gas-fired power plants.

First quarter 2026 Scope 3(1) Category 11 emissions are estimated at 83 Mt CO2e.

1If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. The highest point for each value chain for the year 2026 will be determined with regard to the achievement over the whole year, with TotalEnergies providing estimates as the quarters progress. A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

Hydrocarbon production	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Hydrocarbon production (kboe/d)	2,553	2,545	-	2,558	-
Oil (including bitumen) (kb/d)	1,326	1,404	-6%	1,355	-2%
Gas (including condensates and associated NGL) (kboe/d)	1,227	1,141	+8%	1,203	+2%
Hydrocarbon production (kboe/d)	2,553	2,545	-	2,558	-
Liquids (kb/d)	1,481	1,555	-5%	1,516	-2%
Gas (Mcf/d)	5,799	5,381	+8%	5,655	+3%

*        Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production averaged 2,553 thousand barrels of oil equivalent per day in the first quarter of 2026, stable year-on-year, due to the following factors:

•	+4% from project start‑ups and ramp-ups, notably Mero-3, Mero-4 and Lapa SW in Brazil, Anchor and Ballymore in the United States, Tyra in Denmark, Begonia and Clov Phase 3 in Angola and Mabruk in Libya,
•	+2% due to a higher availability of production facilities,
•	-2% due to the natural decline of fields,
•	-4% due to the impact of the conflict in the Middle East.

Excluding the impact of the conflict in the Middle East, production increased by around 4% year-on-year, supported by new projects start-ups and ramp-ups.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments described below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, gas trading, as well as, from January 1, 2026, the LNG bunkering activity previously reported within the Marketing & Services segment;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

Hydrocarbon production	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
EP (kboe/d)	1,948	2,002	-3%	1,976	-1%
Liquids (kb/d)	1,408	1,485	-5%	1,442	-2%
Gas (Mcf/d)	2,863	2,779	+3%	2,848	+1%

2. Results

In millions of dollars, except effective tax rate	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income (1)	2,576	1,805	+43%	2,451	+5%
including adjusted income from equity affiliates	139	211	-34%	150	-7%
Effective tax rate (2)	49.5%	51.7%	-	49.4%	-
Cash flow used in investing activities	2,398	1,218	+97%	2,689	-11%
Organic investments	2,724	1,905	+43%	2,684	+1%
Acquisitions net of assets sales	(227)	(530)	ns	116	ns
Net investments	2,497	1,375	+82%	2,800	-11%
Cash flow from operating activities	2,969	3,821	-22%	3,266	-9%
Cash flow from operations excluding working capital (CFFO)	4,564	3,611	+26%	4,291	+6%

(1)	Detail of adjustment items shown in the business segment information starting on page 31.

(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

In the first quarter of 2026, Exploration & Production:

•	adjusted net operating income was $2,576 million, rising significantly by more than 40% quarter-to-quarter, fully reflecting the sensitivity to the increase of the average liquids price (+$12.4/b over the quarter, including the price lag effect in the United Arab Emirates) and the accretive contribution of the new projects,

•	cash flow from operating activities was $2,969 million, down 22% quarter-to-quarter, and

•	cash flow from operations excluding working capital (CFFO) was $4,564 million, up 26% quarter-to-quarter, for the same reasons stated above.

B.2 Integrated LNG

1. Production

Hydrocarbon production for LNG	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Integrated LNG (kboe/d)	605	543	+12%	582	+4%
Liquids (kb/d)	73	70	+4%	74	-1%
Gas (Mcf/d)	2,936	2,602	+13%	2,807	+5%

Liquefied Natural Gas in Mt	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Overall LNG sales	12.4	12.2	+1%	10.6	+16%
Incl. Sales from equity production*	4.1	3.9	+6%	4.0	+3%
Incl. Sales by TotalEnergies from equity production and third party purchases	10.9	10.8	+1%	9.4	+16%

*       The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

LNG hydrocarbon production increased by 12% quarter-to-quarter, mainly supported by production growth in Australia, the United States and Malaysia.

LNG sales were stable quarter-to-quarter, in the context of strong spot activity.

2. Results

In millions of dollars, except average price of LNG	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	8.48	8.48	-	10.00	-15%
Adjusted net operating income(2)	1,318	922	+43%	1,294	+2%
including adjusted income from equity affiliates	431	394	+9%	535	-19%
Cash flow used in investing activities	498	1,118	-55%	892	-44%
Organic investments	410	744	-45%	752	-45%
Acquisitions net of assets sales	92	49	+88%	140	-34%
Net investments	502	793	-37%	892	-44%
Cash flow from operating activities	(1,120)	2,102	ns	1,743	ns
Cash flow from operations excluding working capital (CFFO)	1,785	1,156	+54%	1,249	+43%

(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2026, Integrated LNG:

●	adjusted net operating income was $1,318 million, increasing significantly quarter-to-quarter, underpinned by the LNG production increase and strong trading activities benefiting from market volatility,

●	cash flow from operating activities was $(1,120) million, and

●	cash flow from operations excluding working capital (CFFO) was $1,785 million, increasing significantly quarter-to-quarter, for the same reasons stated above.

B.3 Integrated Power

1. Productions, capacities, clients and sales

Integrated Power	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Net power production (TWh) (1)	11.7	12.6	-7%	11.3	+3%
o/w power production from renewables	8.2	8.1	+1%	6.8	+20%
o/w power production from gas flexible capacities	3.5	4.5	-22%	4.5	-22%
Portfolio of power generation net installed capacity (GW) (2)	26.8	26.0	+3%	22.7	+18%
o/w renewables	19.8	19.0	+4%	16.2	+22%
o/w power production from gas flexible capacities	7.0	7.0	-	6.5	+8%
Portfolio of renewable power generation gross capacity (GW) (2), (3)	109.7	108.7	+1%	97.5	+13%
o/w installed capacity	35.6	34.1	+5%	27.8	+28%
Clients power – BtB and BtC (Million) (2)	6.1	6.0	+2%	6.0	+2%
Clients gas – BtB and BtC (Million) (2)	2.7	2.7	-	2.8	-2%
Sales power – BtB and BtC (TWh)	15.2	13.2	+15%	14.5	+5%
Sales gas – BtB and BtC (TWh)	31.5	27.0	+17%	35.7	-12%

(1)	Solar, wind, hydroelectric and gas flexible capacities.

(2)	End of period data.

(3)	Includes 17.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net electricity production is increasing year-on-year to 11.7 TWh, with the growth of power generation from renewables of 20% offsetting the lower utilization of gas flexible capacities, in the context of lower winter demand in Europe and the United States.

Gross installed renewable power generation capacity reached 35.6 GW at the end of the first quarter of 2026, representing close to 8 GW of additional capacity year-on-year.

Results

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income(1)	545	564	-3%	506	+8%
including adjusted income from equity affiliates	52	97	-46%	44	+18%
Cash flow used in investing activities	683	275	x2.5	878	-22%
Organic investments	823	525	+57%	645	+28%
Acquisitions net of assets sales	(77)	(1,070)	ns	238	ns
Net investments	746	(545)	ns	883	-16%
Cash flow from operating activities	(145)	1,300	ns	(399)	ns
Cash flow from operations excluding working capital (CFFO)	574	788	-27%	597	-4%

(1)    Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2026, Integrated Power:

●	adjusted net operating income was $545 million, in line with the first quarter 2025, with no farm-down registered this quarter unlike in fourth quarter 2025,

●	cash flow from operating activities was $(145) million; and

●	cash flow from operations excluding working capital (CFFO) was $574 million, for the same reasons stated above. Production activities (including renewables and gas-fired power plants) accounted for 35% and marketing activities (B2B, B2C and trading) accounted for 65%, this split being in line with the first quarter of 2025 due to the seasonal nature of marketing activities (higher consumption during the winter).

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income(1)	1,861	1,342	+39%	541	x3.4
Cash flow used in investing activities	693	685	+1%	311	x2.2
Organic investments	654	731	-11%	386	+69%
Acquisitions net of assets sales	39	(46)	ns	(75)	ns
Net investments	693	685	+1%	311	x2.2
Cash flow from operating activities	2,632	3,068	-14%	(1,415)	ns
Cash flow from operations excluding working capital (CFFO)	2,136	1,970	+8%	1,117	+91%

(1)	Detail of adjustment items shown in the business segment information starting on page 31.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Total refinery throughput (kb/d)	1,624	1,489	+9%	1,549	+5%
France	462	502	-8%	435	+6%
Rest of Europe	677	572	+18%	627	+8%
Rest of world	485	415	+17%	487	-
Utilization rate based on crude only*	92%	84%		87%

*     Based on distillation capacity at the beginning of the year.

Petrochemicals production and utilization rate	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Monomers* (kt)	1,183	1,227	-4%	1,250	-5%
Polymers (kt)	1,159	1,184	-2%	1,173	-1%
Steam cracker utilization rate**	74%	79%		78%

*	Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput increased by 9% quarter-to-quarter, as units have recovered their full operational performance, reaching a utilization rate of 92% in the absence of turnaround during the first quarter of 2026.

Petrochemicals production decreased by 4% quarter-to-quarter for monomers and by 2% for polymers, mainly due to major turnarounds at BTP in the United States and at Feluy in Belgium.

2. Results

In millions of dollars, except ERM	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
European Refining Margin Marker (ERM) ($/b)(1)	11.4	11.4	-	3.9	x2.9
Adjusted net operating income(2)	1,599	1,001	+60%	301	x5.3
Cash flow used in investing activities	593	507	+17%	236	x2.5
Organic investments	518	508	+2%	236	x2.2
Acquisitions net of assets sales	75	(1)	ns	-	ns
Net investments	593	507	+17%	236	x2.5
Cash flow from operating activities	1,564	1,716	-9%	(1,983)	ns
Cash flow from operations excluding working capital (CFFO)	1,716	1,378	+25%	633	x2.7

(1)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2026, Refining & Chemicals:

●	adjusted net operating income was $1,599 million, up by nearly $600 million compared to the fourth quarter of 2025, driven by a strong operational performance of refineries which captured high refining margins in March 2026, and crude oil and petroleum products trading activities which benefited from a favorable environment in March 2026,

●	cash flow from operating activities was $1,564 million, and

●	cash flow from operations excluding working capital (CFFO) was $1,716 million, for the same reasons stated above.

B.6 Marketing & Services

1. Petroleum product sales

Sales in kb/d*	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Total Marketing & Services sales	1,206	1,247	-3%	1,266	-5%
Europe	686	723	-5%	714	-4%
Rest of world	520	524	-1%	551	-6%

*	Excludes trading and bulk refining sales.

Petroleum products sales decreased by 5% compared to the first quarter of 2025, notably reflecting the disposal of networks in Brazil and African Sahel.

2. Results

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income (1)	262	341	-23%	240	+9%
Cash flow used in investing activities	100	178	-44%	75	+33%
Organic investments	136	223	-39%	150	-9%
Acquisitions net of assets sales	(36)	(45)	ns	(75)	ns
Net investments	100	178	-44%	75	+33%
Cash flow from operating activities	1,068	1,352	-21%	568	+88%
Cash flow from operations excluding working capital (CFFO)	420	592	-29%	484	-13%

(1)	Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2026, Marketing & Services:

●	adjusted net operating income was $262 million, up 9% compared to the first quarter of 2025, reflecting higher unit margins,

●	cash flow from operating activities was $1,068 million, down 21% quarter-to-quarter, and

●	cash flow from operations excluding working capital (CFFO) was $420 million, due to the tax impact of higher prices on the valuation of petroleum product inventories.

C. TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $5,810 million in the first quarter of 2026 compared to $2,906 million in the fourth quarter of 2025 and $3,851 million in the first quarter of 2025.

Adjusted net income (TotalEnergies share) was $5,394 million in the first quarter of 2026 compared to $3,837 million in the fourth quarter of 2025.

Adjusted net income excludes the after-tax inventory effect, non-recurring items and fair value changes.

Adjustments to net income were $0.4 billion in the first quarter of 2026, consisting mainly of:

●	$1.4 billion of inventory valuation and fair value effects,

●	($0.9) billion of non-recurring items: gain on sales from the creation of NEO NEXT+ in the UK and exceptional provisions and depreciations, notably linked to the agreement with US federal authorities related to offshore wind leases and to the strategic review of the renewables portfolio outside of key focus markets.

2. Fully-diluted shares and share buybacks

As of March 31, 2026, the number of diluted shares was 2,165 million.

TotalEnergies repurchased 9.4 million shares1 in the first quarter of 2026 for an amount of $0.75 billion.

3. Acquisitions - asset sales

Acquisitions were $392 million in the first quarter of 2026, mainly related to the closing of the acquisition, from Continental Resources, of interests in dry gas fields in Anadarko basin, in the United States.

Divestments were $564 million in the first quarter of 2026, mainly reflecting the closing of the transaction with NEO NEXT and the disposal of West of Shetland assets, in the UK.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $3,361 million in the first quarter of 2026, corresponding to cash flow from operations excluding working capital (CFFO)2 of $8,576 million and a $5.1 billion increase in working capital including:

●	$2.5 billion related to business seasonality,

●	$2.6 billion reflecting the impact of higher hydrocarbon prices at the end of the quarter, notably on inventories.

The change in working capital was an increase of $6,968 million in the first quarter of 2026 in accordance with IFRS. The difference of $1,753 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,849 million, (ii) less the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $25 million, (iii) less the capital gains from the renewables project sale of $22 million and (iv) less the organic loan repayments from equity affiliates of $49 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was an increase of $5,215 million in the first quarter of 2026, compared to a decrease of $3,303 million in the fourth quarter of 2025.

TotalEnergies’ net cash flow was $4,098 million in the first quarter of 2026 compared to $4,722 million in the previous quarter, as the $2,032 million increase in net investment was partially offset by a $1,408 million increase in CFFO over the quarter.

1 Net of fees and taxes, including coverage of employees share grant plans.

2 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D. PROFITABILITY

Return on equity was 14.4% for the first quarter of 2026.

In millions of dollars	April 1, 2025 March 31, 2026	January 1, 2025 December 31, 2025	April 1, 2024 March 31, 2025
Adjusted net income (TotalEnergies share)	17,043	15,833	17,636
Average adjusted shareholders’ equity	118,641	116,827	116,758
Return on equity (ROE)	14.4%	13.6%	15.1%

Return on average capital employed (ROACE)3 was 12.7% for the first quarter of 2026.

In millions of dollars	April 1, 2025 March 31, 2026	January 1, 2025 December 31, 2025	April 1, 2024 March 31, 2025
Adjusted net operating income	19,158	17,827	19,125
Average capital employed	151,105	141,802	144,629
ROACE	12.7%	12.6%	13.2%

E. Annual 2026 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In an 60-70 $/b Brent environment.

F. SUMMARY AND OUTLOOK

In the context of the conflict in the Middle East, oil markets remain elevated, around $100/b, and extremely volatile. Given the time required to restart production facilities in the Middle East (2-3 months), prices should remain at high levels during the second quarter. Furthermore, the impact of this conflict on global hydrocarbon inventories is leading to the drop of the 2026 surplus scenario that was anticipated at the beginning of the year.

European gas prices for the second quarter on forward markets are high, around $14-15/Mbtu, in the context of inventory replenishment in Europe, where storage levels, at the end of the winter season, are at the lowest point in the last five years (25%). Competition between LNG demand in Europe to replenish storage and in Asia for the warm season should support prices in the coming months.

Given the evolution of oil and gas prices in recent months and the lag effect in pricing formulas, TotalEnergies anticipates an average LNG selling price of around $10/Mbtu in the second quarter of 2026.

Excluding the impact of the conflict in the Middle East, the production of the second quarter is expected to grow around 4% compared to the second quarter of 2025, in line with the first quarter growth. At the end of April, production shut down in Qatar, Iraq and offshore in the United Arab Emirates represents around 15% of the Company’s total production.

Refinery utilization rates are expected to be between 80 and 85% in the second quarter, notably due to the impact of the capacity reduction of SATORP, in Saudi Arabia, and the planned turnaround of two months at the Donges refinery, in France.

Given the closing of transaction with EPH as of April 29, 2026, Integrated Power should benefit, in 2026, from 10 TWh of net power production, in line with the 15 TWh guidance given for a full year and from a contribution of more than $500 million of available cash flow.

The Company confirms it expects its yearly net investments to be at $15 billion in 2026, in line with annual guidance. The Company is evaluating options to accelerate short cycle investments to capture current hydrocarbon price environment.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks, and (ii) oil and gas price predictions (including LNG), estimated production growth, expected utilization rates, anticipated cash flow contribution and capacity from EPH, and anticipated net investments. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, changes in the geopolitical environment, including the impact of tariffs and trade disputes, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics and other risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the SEC and its other reports filed or furnished with the SEC. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Future interim or final annual dividends payments beyond the interim dividend payable on October 2nd, 2026 (or October 21st, 2026, for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

Combined liquids and gas production by region (kboe/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	570	546	+4%	571	-
Africa	431	442	-2%	424	+2%
Middle East and North Africa	777	840	-8%	849	-9%
Americas	487	459	+6%	424	+15%
Asia-Pacific	288	258	+11%	290	-1%
Total production	2,553	2,545	-	2,558	-
includes equity affiliates	356	360	-1%	390	-9%

Liquids production by region (kb/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	209	212	-2%	216	-3%
Africa	299	318	-6%	312	-4%
Middle East and North Africa	615	676	-9%	680	-10%
Americas	259	251	+3%	202	+28%
Asia-Pacific	99	98	+1%	106	-6%
Total production	1,481	1,555	-5%	1,516	-2%
includes equity affiliates	131	153	-14%	163	-20%

Gas production by region (Mcf/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	1,944	1,796	+8%	1,920	+1%
Africa	670	628	+7%	567	+18%
Middle East and North Africa	884	928	-5%	920	-4%
Americas	1,263	1,154	+9%	1,237	+2%
Asia-Pacific	1,038	875	+19%	1,011	+3%
Total production	5,799	5,381	+8%	5,655	+3%
includes equity affiliates	1,222	1,132	+8%	1,237	-1%

Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	1,766	1,774	-	1,677	+5%
Africa	531	517	+3%	618	-14%
Americas	1,134	958	+18%	1,073	+6%
Rest of world	986	921	+7%	945	+4%
Total consolidated sales	4,416	4,170	+6%	4,313	+2%
Includes bulk sales	361	366	-1%	344	+5%
Includes trading	2,849	2,557	+11%	2,703	+5%

Petrochemicals production* (kt)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	989	985	-	984	+1%
Americas	676	775	-13%	694	-3%
Middle East and Asia	677	651	+4%	745	-9%

*	Olefins, polymers.

INTEGRATED POWER

Net power production

	1Q26						4Q25
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.2	0.4	-	1.2	0.0	1.7	0.2	0.3	-	1.4	0.0	2.0
Rest of Europe	0.1	0.6	0.4	1.5	0.1	2.6	0.1	0.5	0.3	1.9	0.0	2.9
Africa	0.0	-	-	-	0.1	0.2	0.0	-	-	-	0.1	0.1
Middle East	0.2	-	-	0.2	-	0.4	0.2	-	-	0.2	-	0.4
North America	0.9	0.6	-	0.7	-	2.2	1.0	0.5	-	1.0	-	2.6
South America	0.2	0.9	-	-	-	1.0	0.1	1.2	-	-	-	1.3
India	2.8	0.3	-	-	-	3.1	2.5	0.2	-	-	-	2.7
Asia-Pacific	0.3	0.0	0.2	-	-	0.5	0.3	0.0	0.2	-	-	0.6
Total	4.7	2.7	0.6	3.5	0.2	11.7	4.6	2.8	0.5	4.5	0.2	12.6

Installed power generation net capacity

	1Q26						4Q25
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.8	0.6	-	2.7	0.2	4.2	0.8	0.5	-	2.7	0.2	4.2
Rest of Europe	0.6	1.0	0.3	2.1	0.1	4.1	0.6	1.0	0.3	2.1	0.1	4.1
Africa	0.1	-	-	-	0.1	0.2	0.1	-	-	-	0.1	0.2
Middle East	0.7	-	-	0.3	-	1.0	0.5	-	-	0.3	-	0.8
North America	3.1	0.9	-	2.0	0.5	6.5	3.0	0.9	-	2.0	0.5	6.4
South America	0.5	1.2	-	-	-	1.7	0.5	1.2	-	-	-	1.7
India	7.0	0.6	-	-	0.1	7.7	6.7	0.6	-	-	-	7.2
Asia-Pacific	1.2	0.0	0.2	-	-	1.4	1.2	0.0	0.2	-	-	1.4
Total	14.0	4.3	0.5	7.0	1.1	26.8	13.4	4.1	0.5	7.0	1.0	26.0

(1)	End-of-period data.

Power generation gross capacity from renewables

	1Q26					4Q25
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.3	0.9	0.0	0.2	2.4	1.4	0.9	0.0	0.2	2.5
Rest of Europe	0.7	1.7	1.1	0.3	3.8	0.7	1.7	1.1	0.3	3.8
Africa	0.3	0.0	0.0	0.4	0.7	0.3	0.0	0.0	0.4	0.7
Middle East	1.6	0.0	0.0	0.0	1.6	1.3	0.0	0.0	0.0	1.3
North America	7.8	2.3	0.0	1.2	11.3	7.3	2.3	0.0	1.0	10.6
South America	0.6	1.8	0.0	0.0	2.4	0.6	1.8	0.0	0.0	2.4
India	10.1	0.7	0.0	0.1	10.8	9.7	0.6	0.0	0.0	10.3
Asia-Pacific	1.9	0.0	0.6	0.0	2.5	1.8	0.0	0.6	0.0	2.5
Total	24.3	7.4	1.8	2.1	35.6	23.1	7.3	1.8	1.9	34.1

	1Q26					4Q25
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.1	0.1	0.0	0.0	0.3	0.1	0.2	0.0	0.0	0.3
Rest of Europe	0.9	0.1	0.8	0.4	2.1	0.7	0.1	0.8	0.4	2.1
Africa	0.2	0.2	0.0	0.0	0.4	0.2	0.1	0.0	0.0	0.4
Middle East	1.4	0.2	0.0	0.0	1.7	1.7	0.2	0.0	0.0	2.0
North America	0.8	0.1	0.0	0.3	1.2	0.8	0.0	0.0	0.5	1.3
South America	1.1	0.3	0.0	0.3	1.7	0.7	0.1	0.0	0.3	1.1
India	0.3	0.0	0.0	0.0	0.3	0.8	0.0	0.0	0.0	0.8
Asia-Pacific	0.1	0.0	0.0	0.0	0.1	0.3	0.0	0.0	0.0	0.3
Total	4.9	1.0	0.8	1.0	7.7	5.5	0.8	0.8	1.2	8.3

	1Q26					4Q25
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.8	0.5	1.5	0.0	2.8	0.9	0.5	1.5	0.1	2.9
Rest of Europe	5.2	2.0	14.3	4.2	25.7	5.9	1.8	14.3	3.6	25.6
Africa	1.1	0.5	0.0	0.0	1.6	0.3	0.2	0.0	0.0	0.5
Middle East	1.2	0.0	0.0	0.0	1.2	1.1	0.0	0.0	0.0	1.1
North America	10.8	3.7	4.1	5.0	23.6	10.8	3.8	4.1	5.4	24.2
South America	0.7	1.7	0.0	0.0	2.5	1.3	1.3	0.0	0.0	2.6
India	1.5	0.0	0.0	0.0	1.5	1.6	0.0	0.0	0.0	1.6
Asia-Pacific	2.7	1.1	2.6	1.1	7.5	3.0	1.1	2.6	1.1	7.8
Total	23.9	9.6	22.5	10.3	66.4	24.9	8.8	22.5	10.1	66.3

(1)	End-of-period data.

(2)	Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

In millions of dollars	1Q26	4Q25	1Q25
Net income (TotalEnergies share)	5,810	2,906	3,851
Special items affecting net income (TotalEnergies share)	(1,031)	(644)	(108)
Gain (loss) on asset sales	252	203	-
Restructuring charges	(22)	(51)	-
Impairments	(1,148)	(661)	-
Other	(113)	(135)	(108)
After-tax inventory effect : FIFO vs. replacement cost	1,507	(232)	(78)
Effect of changes in fair value	(60)	(55)	(155)
Total adjustments affecting net income	416	(931)	(341)
Adjusted net income (TotalEnergies share)	5,394	3,837	4,192

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Net income (TotalEnergies share)	5,810	2,906	+100%	3,851	+51%
Less: adjustment items to net income (TotalEnergies share)	(416)	931	ns	341	ns
Adjusted net income (TotalEnergies share)	5,394	3,837	+41%	4,192	+29%
Adjusted items
Add: non-controlling interests	78	36	x2.2	70	+11%
Add: income taxes	3,324	2,273	+46%	2,705	+23%
Add: depreciation, depletion and impairment of tangible assets and mineral interests	3,097	3,184	-3%	2,998	+3%
Add: amortization and impairment of intangible assets	90	99	-9%	83	+8%
Add: financial interest on debt	791	833	-5%	725	+9%
Less: financial income and expense from cash & cash equivalents	(222)	(196)	ns	(269)	ns
Adjusted EBITDA	12,552	10,066	+25%	10,504	+19%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted items
Revenues from sales	49,516	45,925	+8%	47,899	+3%
Purchases, net of inventory variation	(29,119)	(29,164)	ns	(30,563)	ns
Other operating expenses	(8,563)	(7,783)	ns	(7,542)	ns
Exploration costs	(133)	(177)	ns	(81)	ns
Other income	185	592	-69%	247	-25%
Other expense, excluding amortization and impairment of intangible assets	(114)	(144)	ns	(216)	ns
Other financial income	294	299	-2%	294	-
Other financial expense	(223)	(221)	ns	(249)	ns
Net income (loss) from equity affiliates	709	739	-4%	715	-1%
Adjusted EBITDA	12,552	10,066	+25%	10,504	+19%
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(3,097)	(3,184)	ns	(2,998)	ns
Less: amortization of intangible assets	(90)	(99)	ns	(83)	ns
Less: financial interest on debt	(791)	(833)	ns	(725)	ns
Add: financial income and expense from cash & cash equivalents	222	196	+13%	269	-17%
Less: income taxes	(3,324)	(2,273)	ns	(2,705)	ns
Less: non-controlling interests	(78)	(36)	ns	(70)	ns
Add: adjustment - TotalEnergies share	416	(931)	ns	(341)	ns
Net income - TotalEnergies share	5,810	2,906	+100%	3,851	+51%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a)*	4,312	3,434	+26%	4,805	-10%
Other transactions with non-controlling interests (b)	-	(331)	-100%	-	ns
Organic loan repayment from equity affiliates (c)	49	-	ns	6	x8.2
Change in debt from renewable projects financing (d) **	14	(821)	ns	-	ns
Capex linked to capitalized leasing contracts (e)	75	115	-35%	108	-31%
Expenditures related to carbon credits (f)	28	49	-43%	2	x14
Net investments (a + b + c + d + e + f = g - i + h)	4,478	2,446	+83%	4,921	-9%
of which acquisitions net of assets sales (g-i)	(172)	(1,573)	ns	420	ns
Acquisitions (g)	392	507	-23%	836	-53%
Asset sales (i)	564	2,080	-73%	416	+36%
Change in debt from renewable projects (partner share)	(18)	308	ns	-	ns
of which organic investments (h)	4,650	4,019	+16%	4,501	+3%
Capitalized exploration	73	99	-26%	111	-34%
Increase in non-current loans	301	559	-46%	568	-47%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(276)	(259)	ns	(103)	ns
Change in debt from renewable projects (TotalEnergies share)	(4)	(513)	ns	-	ns

* Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026. Payments to these suppliers are classified as financing cash flows.

** Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a) *	2,398	1,218	2,689	-11%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	ns
Change in debt from renewable projects financing (d) **	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	71	108	109	-35%
Expenditures related to carbon credits (f)	28	49	2	x14
Net investments (a + b + c + d + e + f = g - i + h)	2,497	1,375	2,800	-11%
of which acquisitions net of assets sales (g-i)	(227)	(530)	116	ns
Acquisitions (g)	222	79	445	-50%
Asset sales (i)	449	609	329	36%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	2,724	1,905	2,684	1%
Capitalized exploration	68	88	109	-37%
Increase in non-current loans	52	36	82	-37%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(13)	(54)	(29)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026. Payments to these suppliers are classified as financing cash flows

** Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a)	498	1,118	892	-44%
Other transactions with non-controlling interests (b)	-	(331)	-	ns
Organic loan repayment from equity affiliates (c)	1	-	1	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	3	6	(1)	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	502	793	892	-44%
of which acquisitions net of assets sales (g-i)	92	49	140	-34%
Acquisitions (g)	92	352	144	-36%
Asset sales (i)	-	303	4	-100%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	410	744	752	-45%
Capitalized exploration	5	11	2	x2.5
Increase in non-current loans	69	211	182	-62%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(150)	(40)	(5)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a)	683	275	878	-22%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	48	-	5	x9.6
Change in debt from renewable projects financing (d) *	14	(821)	-	ns
Capex linked to capitalized leasing contracts (e)	1	1	-	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	746	(545)	883	-16%
of which acquisitions net of assets sales (g-i)	(77)	(1,070)	238	ns
Acquisitions (g)	3	35	245	-99%
Asset sales (i)	80	1,105	7	x11.4
Change in debt from renewable projects (partner share)	(18)	308	-	ns
of which organic investments (h)	823	525	645	28%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	101	215	268	-62%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(72)	(83)	(46)	ns
Change in debt from renewable projects (TotalEnergies share)	(4)	(513)	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a)	593	507	236	x2.5
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	-	-	-	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	593	507	236	x2.5
of which acquisitions net of assets sales (g-i)	75	(1)	-	ns
Acquisitions (g)	75	1	-	ns
Asset sales (i)	-	2	-	ns
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	518	508	236	x2.2
Capitalized exploration	-	-	-	ns
Increase in non-current loans	69	67	10	x6.9
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(23)	(33)	(6)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a)	100	178	75	33%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	-	-	-	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	100	178	75	33%
of which acquisitions net of assets sales (g-i)	(36)	(45)	(75)	ns
Acquisitions (g)	-	(1)	2	-100%
Asset sales (i)	36	44	77	-53%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	136	223	150	-9%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	10	27	18	-44%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(13)	(43)	(17)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	3,361	10,471	-68%	2,563	+31%
(Increase) decrease in working capital (b) *	(6,993)	3,814	ns	(4,316)	ns
Inventory effect (c)	1,849	(299)	ns	(107)	ns
Capital gain from renewable project sales (d)	22	212	-90%	-	ns
Organic loan repayments from equity affiliates (e)	49	-	ns	6	x8.2
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	8,576	7,168	+20%	6,992	+23%
Financial charges	(403)	(425)	ns	(284)	ns
Debt Adjusted Cash Flow (DACF)	8,979	7,593	+18%	7,276	+23%

Organic investments (g)	4,650	4,019	+16%	4,501	+3%
Free cash flow after organic investments (f - g)	3,926	3,149	+25%	2,491	+58%

Net investments (h)	4,478	2,446	+83%	4,921	-9%
Net cash flow (f - h)	4,098	4,722	-13%	2,071	+98%

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	2,969	3,821	3,266	-9%
(Increase) decrease in working capital (b)	(1,595)	210	(1,025)	ns
Inventory effect (c)	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,564	3,611	4,291	6%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	(1,120)	2,102	1,743	ns
(Increase) decrease in working capital (b) *	(2,904)	946	495	ns
Inventory effect (c)	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	1	-	1	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,785	1,156	1,249	43%

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	(145)	1,300	(399)	ns
(Increase) decrease in working capital (b) *	(649)	724	(991)	ns
Inventory effect (c)	-	-	-	ns
Capital gain from renewable project sales (d)	22	212	-	ns
Organic loan repayments from equity affiliates (e)	48	-	5	x9.6
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	574	788	597	-4%

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	1,564	1,716	(1,983)	ns
(Increase) decrease in working capital (b)	(1,501)	559	(2,543)	ns
Inventory effect (c)	1,349	(221)	(73)	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,716	1,378	633	x2.7

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

In millions of dollars	1Q26	4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	1,068	1,352	568	88%
(Increase) decrease in working capital (b)	148	838	118	25%
Inventory effect (c)	500	(78)	(34)	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	420	592	484	-13%

GEARING RATIO

In millions of dollars	3/31/2026	12/31/2025	3/31/2025
Current borrowings *	10,596	10,162	10,983
Other current financial liabilities	243	388	897
Current financial assets *, **	(3,837)	(3,093)	(5,892)
Net financial assets classified as held for sale *	3	7	41
Non-current financial debt *	43,468	40,944	37,862
Non-current financial assets *	(1,731)	(1,991)	(953)
Cash and cash equivalents	(25,693)	(26,202)	(22,837)
Net debt (a)	23,049	20,215	20,101

Shareholders’ equity - TotalEnergies share	122,541	114,883	117,956
Non-controlling interests	2,696	2,640	2,465
Shareholders' equity (b)	125,237	117,523	120,421

Gearing = a / (a+b)	15.5%	14.7%	14.3%

Leases (c)	8,491	8,567	8,533
Gearing including leases (a+c) / (a+b+c)	20.1%	19.7%	19.2%

*	Excludes leases receivables and leases debts.

**	Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended March 31, 2026

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	8,524	4,133	2,254	3,676	1,395	19,158
Capital employed at 3/31/2025	65,397	42,998	23,740	8,404	6,840	147,764
Capital employed at 3/31/2026	68,315	47,700	24,532	7,545	5,937	154,446
ROACE	12.7%	9.1%	9.3%	46.1%	21.8%	12.7%

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter-Company	Company
Adjusted net operating income 1st quarter 2026	2,576	1,318	545	1,599	262	(308)	-	5,992
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	-	4,442
Adjusted net operating income 3rd quarter 2025	2,169	852	571	687	380	(80)	-	4,579
Adjusted net operating income 2nd quarter 2025	1,974	1,041	574	389	412	(245)	-	4,145
Adjusted net operating income (a)	8,524	4,133	2,254	3,676	1,395	(824)	-	19,158

Balance sheet as of March 31, 2026
Property plant and equipment intangible assets net	86,781	30,462	14,613	13,042	6,846	883	-	152,627
Investments & loans in equity affiliates	5,617	17,618	10,482	4,370	1,036	-	-	39,123
Other non-current assets	2,032	2,266	1,713	628	1,012	72	-	7,723
Inventories, net	1,681	1,567	581	16,239	3,864	-	-	23,932
Accounts receivable, net	6,597	12,141	4,804	21,891	8,814	1,477	(32,747)	22,977
Other current assets	7,197	19,160	5,029	8,906	3,292	3,074	(12,781)	33,877
Accounts payable	(6,442)	(13,101)	(6,019)	(37,509)	(10,982)	(1,125)	32,485	(42,693)
Other creditors and accrued liabilities	(11,794)	(17,710)	(5,119)	(14,784)	(6,255)	(4,893)	13,043	(47,512)
Working capital	(2,761)	2,057	(724)	(5,257)	(1,267)	(1,467)	-	(9,419)
Provisions and other non-current liabilities	(23,691)	(4,703)	(1,553)	(3,421)	(1,218)	929	-	(33,657)
Assets and liabilities classified as held for sale	337	-	1	-	42	-	-	380
Capital Employed (Balance sheet)	68,315	47,700	24,532	9,362	6,451	417	-	156,777
Less inventory valuation effect	-	-	-	(1,817)	(514)	-	-	(2,331)
Capital Employed at replacement cost (b)	68,315	47,700	24,532	7,545	5,937	417	-	154,446

Balance sheet as of March 31, 2025
Property plant and equipment intangible assets net	84,198	29,006	13,997	12,203	6,716	672	-	146,792
Investments & loans in equity affiliates	4,181	16,501	9,988	3,967	1,050	-	-	35,687
Other non-current assets	3,668	2,140	1,500	659	1,030	223	-	9,220
Inventories, net	1,653	996	568	12,521	3,299	-	-	19,037
Accounts receivable, net	5,753	9,845	6,635	21,697	8,307	1,149	(28,504)	24,882
Other current assets	7,634	7,788	4,295	2,371	2,687	4,043	(6,395)	22,423
Accounts payable	(6,612)	(10,862)	(7,559)	(35,562)	(9,514)	(808)	28,363	(42,554)
Other creditors and accrued liabilities	(10,737)	(8,054)	(3,988)	(4,983)	(5,475)	(5,804)	6,536	(32,505)
Working capital	(2,309)	(287)	(49)	(3,956)	(696)	(1,420)	-	(8,717)
Provisions and other non-current liabilities	(24,645)	(4,362)	(1,697)	(3,377)	(1,146)	910	-	(34,317)
Assets and liabilities classified as held for sale	304	-	1	-	85	-	-	390
Capital Employed (Balance sheet)	65,397	42,998	23,740	9,496	7,039	385	-	149,055
Less inventory valuation effect	-	–	-	(1,092)	(199)	-	-	(1,291)
Capital Employed at replacement cost (c)	65,397	42,998	23,740	8,404	6,840	385	-	147,764
ROACE as a percentage (a/average(b+c))	12.7%	9.1%	9.3%	46.1%	21.8%			12.7%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing is an indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

Consolidated statement of income

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)(a)	2026	2025	2025
Sales	54,163	50,624	52,254
Excise taxes	(4,647)	(4,699)	(4,355)
Revenue from sales	49,516	45,925	47,899
Purchases, net of inventory variation	(27,347)	(29,536)	(30,855)
Other operating expenses	(8,675)	(7,925)	(7,564)
Exploration costs	(133)	(177)	(81)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,206)	(3,776)	(2,998)
Other income	471	806	247
Other expense	(1,225)	(821)	(291)
Financial interest on debt	(791)	(833)	(725)
Financial income and expense from cash & cash equivalents	222	233	290
Cost of net debt	(569)	(600)	(435)
Other financial income	294	324	318
Other financial expense	(223)	(221)	(249)
Net income (loss) from equity affiliates	817	759	663
Income taxes	(3,788)	(1,830)	(2,733)
Consolidated net income	5,932	2,928	3,921
TotalEnergies share	5,810	2,906	3,851
Non-controlling interests	122	22	70
Earning per share ($)	2.68	1.31	1.69
Fully-diluted earnings per share ($)	2.64	1.30	1.68

(a) Except for per share amounts.

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2026	2025	2025

Consolidated net income	5,932	2,928	3,921
Other comprehensive income
Actuarial gains and losses	1	28	–
Change in fair value of investments in equity instruments	112	(161)	12
Tax effect	(25)	51	1
Currency translation adjustment generated by the parent company	(1,792)	49	2,882
Sub-total items not potentially reclassifiable to profit and loss	(1,704)	(33)	2,895
Currency translation adjustment	1,904	(133)	(2,017)
Cash flow hedge	937	(46)	(833)
Variation of foreign currency basis spread	4	(3)	15
Share of other comprehensive income of equity affiliates, net amount	155	(98)	(100)
Other	1	(4)	7
Tax effect	(235)	18	205
Sub-total items potentially reclassifiable to profit and loss	2,766	(266)	(2,723)
Total other comprehensive income (net amount)	1,062	(299)	172
Comprehensive income	6,994	2,629	4,093
– TotalEnergies share	6,884	2,596	4,007
– Non-controlling interests	110	33	86

Consolidated balance sheet

TotalEnergies

	March 31,	December	March 31,
	2026	31, 2025	2025
(M$)	(unaudited)		(unaudited)
ASSETS
Non-current assets
Intangible assets, net	36,387	37,345	34,543
Property, plant and equipment, net	116,240	114,694	112,249
Equity affiliates : investments and loans	39,123	38,090	35,687
Other investments	2,097	1,914	1,860
Non-current financial assets	2,877	3,270	2,231
Deferred income taxes	2,986	3,358	3,360
Other non-current assets	2,640	2,915	4,000
Total non-current assets	202,350	201,586	193,930
Current assets
Inventories, net	23,932	16,663	19,037
Accounts receivables, net	22,977	18,559	24,882
Other current assets	33,877	20,437	22,423
Current financial assets	4,173	3,332	6,237
Cash and cash equivalents	25,693	26,202	22,837
Assets classified as held for sale	1,560	4,276	1,711
Total current assets	112,212	89,469	97,127
Total assets	314,562	291,055	291,057

LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	7,007	7,059	7,231
Paid-in surplus and retained earnings	133,317	125,860	128,787
Currency translation adjustment	(13,900)	(14,033)	(14,508)
Treasury shares	(3,883)	(4,003)	(3,554)
Total shareholders' equity - TotalEnergies share	122,541	114,883	117,956
Non-controlling interests	2,696	2,640	2,465
Total shareholders' equity	125,237	117,523	120,421
Non-current liabilities
Deferred income taxes	12,990	12,634	12,621
Employee benefits	1,974	2,018	1,824
Provisions and other non-current liabilities	18,693	17,322	19,872
Non-current financial debt	51,426	48,995	45,858
Total non-current liabilities	85,083	80,969	80,175
Current liabilities
Accounts payable	42,693	38,065	42,554
Other creditors and accrued liabilities	47,512	36,344	32,505
Current borrowings	12,582	12,038	13,134
Other current financial liabilities	243	388	897
Liabilities directly associated with the assets classified as held for sale	1,212	5,728	1,371
Total current liabilities	104,242	92,563	90,461
Total liabilities & shareholders' equity	314,562	291,055	291,057

Consolidated statement of cash flow

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2026	2025	2025
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	5,932	2,928	3,921
Depreciation, depletion, amortization and impairment	4,149	3,996	3,086
Non-current liabilities, valuation allowances and deferred taxes	591	316	209
(Gains) losses on disposals of assets	(320)	(655)	25
Undistributed affiliates' equity earnings	(187)	(203)	(423)
(Increase) decrease in working capital	(6,968)	3,867	(4,232)
Other changes, net	164	222	(23)
Cash flow from operating activities	3,361	10,471	2,563
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,621)	(4,153)	(4,222)
Acquisitions of subsidiaries, net of cash acquired	(79)	(140)	(232)
Investments in equity affiliates and other securities	(221)	(343)	(311)
Increase in non-current loans	(301)	(559)	(568)
Total expenditures	(5,222)	(5,195)	(5,333)
Proceeds from disposals of intangible assets and property, plant and equipment	181	730	301
Proceeds from disposals of subsidiaries, net of cash sold	397	451	117
Proceeds from disposals of non-current investments	7	321	1
Repayment of non-current loans	325	259	109
Total divestments	910	1,761	528
Cash flow used in investing activities	(4,312)	(3,434)	(4,805)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders	–	–	–
– Treasury shares	(775)	(1,506)	(2,152)
Dividends paid:
– Parent company shareholders	(2,123)	(2,160)	(1,851)
– Non-controlling interests	(9)	(81)	(139)
Net issuance of perpetual subordinated notes	1,751	–	(1,139)
Payments on perpetual subordinated notes	(154)	(122)	(128)
Other transactions with non-controlling interests	(16)	313	(20)
Net issuance of non-current debt	3,584	611	3,431
Increase (decrease) in current borrowings	(1,283)	(1,985)	150
Increase (decrease) in current financial assets and liabilities	(469)	686	718
Cash flow / (used in) financing activities	506	(4,244)	(1,130)
Net increase (decrease) in cash and cash equivalents	(445)	2,793	(3,372)
Effect of exchange rates	(64)	(6)	365
Cash and cash equivalents at the beginning of the period	26,202	23,415	25,844
Cash and cash equivalents at the end of the period	25,693	26,202	22,837

Consolidated statement of changes in shareholders' equity

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus and	Currency	Treasury shares		Shareholders' equity -	Non-	Total
(M$)	Number	Amount	retained earnings	translation adjustment	Number	Amount	TotalEnergies Share	controlling interests	shareholders' equity
As of January 1, 2025	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first quarter of 2025	–	–	3,851	–	–	–	3,851	70	3,921
Other comprehensive income	–	–	(595)	751	–	–	156	16	172
Comprehensive income	–	–	3,256	751	–	–	4,007	86	4,093
Dividend	–	–	–	–	–	–	–	(5)	(5)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(33,770,546)	(2,633)	(2,633)	–	(2,633)
Sale of treasury shares(a)	–	–	(413)	–	6,209,016	413	–	–	–
Share-based payments	–	–	112	–	–	–	112	–	112
Share cancellation	(127,622,460)	(346)	(8,395)	–	127,622,460	8,622	(119)	–	(119)
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,219)	–	–	–	(1,219)	–	(1,219)
Payments on perpetual subordinated notes	–	–	(77)	–	–	–	(77)	–	(77)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(20)	(20)
Other items	–	–	27	–	–	–	27	7	34
As of March 31, 2025	2,270,057,201	7,231	128,787	(14,508)	(49,468,888)	(3,554)	117,956	2,465	120,421
Net income from April 1st to December 31st 2025	–	–	9,276	–	–	–	9,276	160	9,436
Other comprehensive income	–	–	(402)	475	–	–	73	61	134
Comprehensive income	–	–	8,874	475	–	–	9,349	221	9,570
Dividend	–	–	(8,135)	–	–	–	(8,135)	(343)	(8,478)
Issuance of common shares	11,149,053	30	462	–	–	–	492	–	492
Purchase of treasury shares	–	–	–	–	(88,866,748)	(4,893)	(4,893)	–	(4,893)
Sale of treasury shares(a)	–	–	(1)	–	12,396	1	–	–	–
Share-based payments	–	–	473	–	–	–	473	–	473
Share cancellation	(74,620,711)	(202)	(4,309)	–	74,620,711	4,442	(69)	–	(69)
Net issuance (repayment) of perpetual subordinated notes	–	–	–	–	–	–	–	–	–
Payments on perpetual subordinated notes	–	–	(243)	–	–	–	(243)	–	(243)
Other operations with non-controlling interests	–	–	(1)	–	–	–	(1)	306	305
Other items	–	–	(47)	–	–	1	(46)	(9)	(55)
As of December 31, 2025	2,206,585,543	7,059	125,860	(14,033)	(63,702,529)	(4,003)	114,883	2,640	117,523
Net income of the first quarter of 2026	–	–	5,810	–	–	–	5,810	122	5,932
Other comprehensive income	–	–	941	133	–	–	1,074	(12)	1,062
Comprehensive income	–	–	6,751	133	–	–	6,884	110	6,994
Dividend	–	–	–	–	–	–	–	(9)	(9)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(9,387,297)	(1,002)	(1,002)	–	(1,002)
Sale of treasury shares(a)	–	–	–	–	1,640	–	–	–	–
Share-based payments	–	–	118	–	–	–	118	–	118
Share cancellation	(18,185,068)	(52)	(1,093)	–	18,185,068	1,122	(23)	–	(23)
Net issuance (repayment) of perpetual subordinated notes	–	–	1,751	–	–	–	1,751	–	1,751
Payments on perpetual subordinated notes	–	–	(87)	–	–	–	(87)	–	(87)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(16)	(16)
Other items	–	–	17	–	–	–	17	(29)	(12)
As of March 31, 2026	2,188,400,475	7,007	133,317	(13,900)	(54,903,118)	(3,883)	122,541	2,696	125,237

(a) Treasury shares related to the performance share grants.

Information by business segment

TotalEnergies

(unaudited)

1st quarter 2026

	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
External sales	1,119	2,930	5,441	24,180	20,489	4	–	54,163
Intersegment sales	9,003	2,810	727	8,215	119	33	(20,907)	–
Excise taxes	–	–	–	(167)	(4,480)	–	–	(4,647)
Revenues from sales	10,122	5,740	6,168	32,228	16,128	37	(20,907)	49,516
Operating expenses	(3,289)	(4,152)	(5,710)	(28,670)	(14,993)	(248)	20,907	(36,155)
Depreciation, depletion, and impairment of tangible assets and mineral interests	(1,965)	(421)	(163)	(403)	(230)	(24)	–	(3,206)
Net income (loss) from equity affiliates and other items	386	453	(813)	225	(120)	3	–	134
Tax on net operating income	(2,426)	(316)	(53)	(696)	(247)	(99)	–	(3,837)
Adjustments (a)	252	(14)	(1,116)	1,085	276	(23)	–	460
Adjusted net operating income	2,576	1,318	545	1,599	262	(308)	–	5,992
Adjustments (a)								460
Net cost of net debt								(520)
Non-controlling interests								(122)
Net income - TotalEnergies share								5,810

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st quarter 2026

	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	2,860	649	901	616	152	44	–	5,222
Total divestments	462	151	218	23	52	4	–	910
Cash flow from operating activities	2,969	(1,120)	(145)	1,564	1,068	(975)	–	3,361

Information by business segment

TotalEnergies

(unaudited)

4th quarter 2025

	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
External sales	1,260	2,427	5,707	21,616	19,625	(11)	–	50,624
Intersegment sales	8,753	2,237	877	6,878	167	37	(18,949)	–
Excise taxes	–	–	–	(203)	(4,496)	–	–	(4,699)
Revenues from sales	10,013	4,664	6,584	28,291	15,296	26	(18,949)	45,925
Operating expenses	(4,758)	(3,617)	(6,332)	(27,025)	(14,656)	(199)	18,949	(37,638)
Depreciation, depletion, and impairment of tangible assets and mineral interests	(2,346)	(444)	(336)	(367)	(248)	(35)	–	(3,776)
Net income (loss) from equity affiliates and other items	258	469	90	24	14	(8)	–	847
Tax on net operating income	(1,501)	(182)	77	(114)	(165)	(1)	–	(1,886)
Adjustments(a)	(139)	(32)	(481)	(192)	(100)	(26)	–	(970)
Adjusted net operating income	1,805	922	564	1,001	341	(191)	–	4,442
Adjustments(a)								(970)
Net cost of net debt								(544)
Non-controlling interests								(22)
Net income - TotalEnergies share								2,906

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

.Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

4th quarter 2025

	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	1,881	1,130	1,155	542	326	161	–	5,195
Total divestments	663	12	880	35	148	23	–	1,761
Cash flow from operating activities	3,821	2,102	1,300	1,716	1,352	180	–	10,471

Information by business segment

TotalEnergies

(unaudited)

1st quarter 2025

	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
External sales	1,569	3,088	5,967	22,627	19,001	2	–	52,254
Intersegment sales	8,727	3,252	684	6,811	156	25	(19,655)	–
Excise taxes	–	–	–	(112)	(4,243)	–	–	(4,355)
Revenues from sales	10,296	6,340	6,651	29,326	14,914	27	(19,655)	47,899
Operating expenses	(3,800)	(4,956)	(6,185)	(28,648)	(14,374)	(192)	19,655	(38,500)
Depreciation, depletion, and impairment of tangible assets and mineral interests	(1,950)	(391)	(75)	(339)	(217)	(26)	–	(2,998)
Net income (loss) from equity affiliates and other items	133	565	44	(8)	(10)	(36)	–	688
Tax on net operating income	(2,328)	(275)	(73)	(83)	(98)	74	–	(2,783)
Adjustments (a)	(100)	(11)	(144)	(53)	(25)	(22)	–	(355)
Adjusted net operating income	2,451	1,294	506	301	240	(131)	–	4,661
Adjustments (a)								(355)
Net cost of net debt								(385)
Non-controlling interests								(70)
Net income - TotalEnergies share								3,851

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st quarter 2025

	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	3,047	902	936	242	172	34	–	5,333
Total divestments	358	10	58	6	97	(1)	–	528
Cash flow from operating activities	3,266	1,743	(399)	(1,983)	568	(632)	–	2,563

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS 2026

(unaudited)

1	Basis of preparation of the consolidated financial statements

The condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of March 31, 2026, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the condensed consolidated financial statements at March 31, 2026, are consistent with those used for the financial statements at December 31, 2025.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2026 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2025.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2	Changes in the Company structure

2.1	Main acquisitions and divestments

Exploration & Production

On March 30, 2026, TotalEnergies has completed the merger between NEO NEXT and TotalEnergies' UK Upstream Oil & Gas business.

The combined group is renamed NEO NEXT+ and is owned by TotalEnergies (47.5%), HitechVision (28.875%) and Repsol UK (23.625%) exercising joint control. Further to this transaction, NEO NEXT+ becomes the largest independent Oil and Gas producer on the UK Continental Shelf.

As of March 31, 2026, TotalEnergies' interest is accounted for using the equity method.

2.2	Major business combinations

TotalEnergies did no complete any significant business combination during the first quarter of 2026.

2.3	Major divestment projects

Exploration & Production

On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the Renaissance JV (formerly “SPDC JV”) licenses in Nigeria, for which the conditions precedent to closing could not be met. On January 13, 2026, TotalEnergies EP Nigeria signed a new sale agreement with Vaaris.

As of March 31, 2026, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,407 million and “Liabilities classified as held for sale” for an amount of $1,070 million. These assets mainly include tangible assets.

March 31, 2026 - Notes to the consolidated financial statements - 1

3	Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

–	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;

–	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, gas trading, as well as, from January 1, 2026, the LNG bunkering activity previously reported within the Marketing & Services segment;

–	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

–	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities;

–	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a)	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b)	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c)	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

March 31, 2026 - Notes to the consolidated financial statements - 2

3.1	Information by business segment

	Exploration	Integrated	Integrated	Refining &	Marketing
1st quarter 2026 (M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
External sales	1,119	2,930	5,441	24,180	20,489	4	–	54,163
Intersegment sales	9,003	2,810	727	8,215	119	33	(20,907)	–
Excise taxes	–	–	–	(167)	(4,480)	–	–	(4,647)
Revenues from sales	10,122	5,740	6,168	32,228	16,128	37	(20,907)	49,516
Operating expenses	(3,289)	(4,152)	(5,710)	(28,670)	(14,993)	(248)	20,907	(36,155)

Depreciation, depletion, and impairment of tangible assets and mineral interests	(1,965)	(421)	(163)	(403)	(230)	(24)	–	(3,206)

Net income (loss) from equity affiliates and other items	386	453	(813)	225	(120)	3	–	134
Tax on net operating income	(2,426)	(316)	(53)	(696)	(247)	(99)	–	(3,837)
Adjustments (a)	252	(14)	(1,116)	1,085	276	(23)	–	460
Adjusted net operating income	2,576	1,318	545	1,599	262	(308)	–	5,992
Adjustments (a)								460
Net cost of net debt								(520)
Non-controlling interests								(122)
Net income - TotalEnergies share								5,810

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

	Exploration	Integrated	Integrated	Refining &	Marketing
1st quarter 2026 (M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	2,860	649	901	616	152	44	–	5,222
Total divestments	462	151	218	23	52	4	–	910
Cash flow from operating activities	2,969	(1,120)	(145)	1,564	1,068	(975)	–	3,361

March 31, 2026 - Notes to the consolidated financial statements - 3

	Exploration	Integrated	Integrated	Refining &	Marketing
1st quarter 2025 (M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
External sales	1,569	3,088	5,967	22,627	19,001	2	–	52,254
Intersegment sales	8,727	3,252	684	6,811	156	25	(19,655)	–
Excise taxes	–	–	–	(112)	(4,243)	–	–	(4,355)
Revenues from sales	10,296	6,340	6,651	29,326	14,914	27	(19,655)	47,899
Operating expenses	(3,800)	(4,956)	(6,185)	(28,648)	(14,374)	(192)	19,655	(38,500)

Depreciation, depletion, and impairment of tangible assets and mineral interests	(1,950)	(391)	(75)	(339)	(217)	(26)	–	(2,998)

Net income (loss) from equity affiliates and other items	133	565	44	(8)	(10)	(36)	–	688
Tax on net operating income	(2,328)	(275)	(73)	(83)	(98)	74	–	(2,783)
Adjustments (a)	(100)	(11)	(144)	(53)	(25)	(22)	–	(355)
Adjusted net operating income	2,451	1,294	506	301	240	(131)	–	4,661
Adjustments (a)								(355)
Net cost of net debt								(385)
Non-controlling interests								(70)
Net income - TotalEnergies share								3,851

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

	Exploration	Integrated	Integrated	Refining &	Marketing
1st quarter 2025 (M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	3,047	902	936	242	172	34	–	5,333
Total divestments	358	10	58	6	97	(1)	–	528
Cash flow from operating activities	3,266	1,743	(399)	(1,983)	568	(632)	–	2,563

March 31, 2026 - Notes to the consolidated financial statements - 4

3.2	Adjustment items

The main adjustment items for the first three months 2025 are the following:

–	An “Inventory valuation effect” amounting to $1,551 million in net operating income for the Refining & Chemicals and Marketing & Services segments;

–	An “Effect of changes in fair value” amounting to $(60) million in net operating income for the Integrated LNG and Integrated Power segments;

–	"Asset impairment and provisions charges" of $(1,148) million in net operating income notably linked to the agreements with US federal authorities related to offshore wind leases and to the strategic review of the renewables portfolio outside key focus markets;

–	"Gains on disposals of assets" for an amount of $252 million in net operating income mainly related to the creation of NEO NEXT+ in the UK.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

1st quarter 2026	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Total
Inventory valuation effect	–	–	–	1,174	377	–	1,551
Effect of changes in fair value	–	(7)	(53)	–	–	–	(60)
Restructuring charges	–	–	(6)	(16)	–	–	(22)
Asset impairment and provisions charges	–	–	(1,057)	(6)	(85)	–	(1,148)
Gains (losses) on disposals of assets	252	–	–	–	–	–	252
Other items	–	(7)	–	(67)	(16)	(23)	(113)
Total	252	(14)	(1,116)	1,085	276	(23)	460

1st quarter 2025	Exploration	Integrated	Integrated	Refining &	Marketing
(M$)	& Production	LNG	Power	Chemicals	& Services	Corporate	Total
Inventory valuation effect	–	–	–	(53)	(25)	–	(78)
Effect of changes in fair value	–	(11)	(144)	–	–	–	(155)
Restructuring charges	–	–	–	–	–	–	–
Asset impairment and provisions charges	–	–	–	–	–	–	–
Gains (losses) on disposals of assets	–	–	–	–	–	–	–
Other items	(100)	–	–	–	–	(22)	(122)
Total	(100)	(11)	(144)	(53)	(25)	(22)	(355)

March 31, 2026 - Notes to the consolidated financial statements - 5

4	Shareholders' equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2025	March 31, 2026

Number of treasury shares	63,702,529	54,903,118

Percentage of share capital	2.89%	2.51%

At its meeting on February 10, 2026, the Board of Directors decided, with effect from February 13, 2026, following the authorization of the Extraordinary Shareholder’s Meeting held on May 25, 2022, to cancel

18,185,068 treasury shares bought back between July 1st, 2025 and August 19, 2025.

Dividend

On February 10, 2026, the Board of Directors, after approving the financial statements for fiscal year 2025, decided to propose to the Shareholders’ Meeting on May 29, 2026 the distribution of an ordinary dividend per share of €3.40 for fiscal year 2025. Subject to the Shareholders’ Meeting’s decision, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2025 will be €0.85 per share.

Dividend 2025	First interim	Second interim	Third interim	Final

EUR Amount (Euronext share)	0.85€	0.85€	0.85€	0.85€
USD Amount (NYSE share)	-	0.987785$	1.00164$	Set on July 15, 2026
Set date	April 29, 2025	July 23, 2025	October 29, 2025	February 10, 2026
Ex-dividend date Euronext
and NYSE (starting 2nd	October 1, 2025	December 31, 2025	March 31, 2026	June 30, 2026
interim)
Payment date Euronext	October 3, 2025	January 5, 2026	April 2, 2026	July 2, 2026
Payment date NYSE	-	January 23, 2026	April 23, 2026	July 22, 2026

The Board of Directors, at its meeting on April 28, 2026, set the first interim dividend for the fiscal year 2026 at €0.90 per share. The ex-dividend date of this interim dividend will be September 30, 2026 for shares listed on Euronext and the NYSE and it will be paid in cash on October 2, 2026 for shares listed on Euronext and on October 21, 2026 for shares listed on the NYSE.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.29 per share for the 1st quarter 2026 (€1.12 per share for the 4th quarter 2025 and €1.61 per share for the 1st quarter 2025). Diluted earnings per share calculated using the same method amounted to €2.26 per share for the 1st quarter 2026 (€1.10 per share for the 4th quarter 2025 and €1.60 per share for the 1st quarter 2025).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

On February 26, 2026, TotalEnergies SE issued perpetual subordinated notes:

–	€1,500 million perpetual subordinated notes with a 3.79% coupon, callable from February 2031.

TotalEnergies SE has not redeemed perpetual subordinated notes during the first quarter of 2026.

March 31, 2026 - Notes to the consolidated financial statements - 6

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)		1st quarter 2026	1st quarter 2025

Actuarial gains and losses		1	–
Change in fair value of investments in equity instruments		112	12

Tax effect		(25)	1
Currency translation adjustment generated by the parent company		(1,792)	2,882
Sub-total items not potentially reclassifiable to profit and loss		(1,704)	2,895
Currency translation adjustment		1,904	(2,017)
–	unrealized gain/(loss) of the period	1,346	(2,022)

–	less gain/(loss) included in net income	(558)	(5)

Cash flow hedge		937	(833)
–	unrealized gain/(loss) of the period	968	(1,050)

–	less gain/(loss) included in net income	31	(217)

Variation of foreign currency basis spread		4	15
–	unrealized gain/(loss) of the period	1	11

–	less gain/(loss) included in net income	(3)	(4)

Share of other comprehensive income of equity affiliates, net amount		155	(100)
–	unrealized gain/(loss) of the period	157	(98)
–	less gain/(loss) included in net income	2	2

Other		1	7
Tax effect		(235)	205
Sub-total items potentially reclassifiable to profit and loss		2,766	(2,723)
Total other comprehensive income (net amount)		1,062	172

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2026			1st quarter 2025

	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	1	–	1	–	3	3

Change in fair value of investments in equity instruments	112	(25)	87	12	(2)	10

Currency translation adjustment generated by the parent company	(1,792)	–	(1,792)	2,882	–	2,882

Sub-total items not potentially reclassifiable to profit and loss	(1,679)	(25)	(1,704)	2,894	1	2,895
Currency translation adjustment	1,904	–	1,904	(2,017)	–	(2,017)
Cash flow hedge	937	(234)	703	(833)	209	(624)
Variation of foreign currency basis spread	4	(1)	3	15	(4)	11

Share of other comprehensive income of equity affiliates, net amount	155	–	155	(100)	–	(100)
Other	1	–	1	7	–	7

Sub-total items potentially reclassifiable to profit and loss	3,001	(235)	2,766	(2,928)	205	(2,723)
Total other comprehensive income	1,322	(260)	1,062	(34)	206	172

March 31, 2026 - Notes to the consolidated financial statements - 7

5	Financial debt

The Company has issued senior bonds across three tranches in the U.S. markets in January 2026:

–	$1,500 million at 4.248% issued by TotalEnergies Capital USA and maturing in January 2031;

–	$1,250 million at 4.569% issued by TotalEnergies Capital USA and maturing in January 2033;

–	$750 million at 4.857% issued by TotalEnergies Capital USA and maturing in January 2036.

The Company has redeemed one senior bond during the first three months of 2026:

–	€1,100 million at 2.50% bond issued by TotalEnergies Capital International in 2014 and maturing in March 2026.

6	Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first three months of 2026.

7	Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

Middle-East: Situation of the Company

Since the start of the crisis in the Middle East on February 28, 2026, TotalEnergies is fully mobilized to monitor closely developments in the situation in order to implement appropriate measures.

Consequences of the conflict for TotalEnergies to date

–	Production shut down in Qatar, Iraq and UAE offshore, represents approximately 15% of the total oil and gas production of the Company.

–	Cash flow per barrel from Middle Eastern production is below the portfolio average due to higher taxes, and this 15% of volumes accounts for approximately 10% of our Upstream cash flow.

–	The Company’s accretive growth expected for 2026 is largely outside the Middle East, meaning that the higher oil prices observed since the start of the crisis more than offset the loss of production in the Middle East: an $8/b increase in the price of Brent is sufficient to offset the expected 2026 cash flow from impacted assets in Iraq, Qatar, and offshore United Arab Emirates at $60/b.

–	The impact of LNG production shutdowns in Qatar and in Abu Dhabi on the LNG trading activities is limited (around 1.5 Mt for the remainder of 2026), as most of the LNG produced by the joint venture in which TotalEnergies is a shareholder in Qatar is marketed by Qatar Energy.

–	The SATORP[1] site was affected by incidents that occurred during the night of April 7 to 8, causing damage to three refinery's units triggering the shutdown of the refinery as a safety precaution. No casualties were reported. The units which were not damaged were restarted and the refinery has been operating at a capacity of 230,000 b/d since April 14. The assessment of the consequences for the damaged units is currently underway.

The assessment of the impacts of the conflict on the Company's operations did not identify any impairment indicators as at the end of March 2026.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Legal and arbitration proceedings

Disputes relating to Climate

In France, TotalEnergies SE was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while strucking out 17 of the 22 applicants as well as declining to awards any provisional measures. TotalEnergies SE considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Corporation, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. By decision dated 23 October 2025, the Paris Judicial Court ruled that the Corporation’s institutional communication of an informational nature did not fall under the Consumer Code or the scope of misleading commercial practices. The claims concerning the communication campaign related to its name change in 2021, as well as those targeting its institutional communication on the role of natural gas and biofuels in the energy transition, were all dismissed. No “advertising” by TotalEnergies' subsidiaries in France was condemned by the court. However, the court requested the removal of three paragraphs relating to carbon neutrality ambitions from the website of its commercial subsidiary TotalEnergies Electricité et Gaz France intended for customers. Neither party appealed the ruling.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation's shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation's Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies' assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The claimants request for annulment of the shareholders’ meeting resolution has been dismissed on September 25, 2025, for lack of interest during a preliminary procedural phase. They have appealed this judgment.

1 Platform jointly owned by Aramco (62.5%) and TotalEnergies (37.5%).

March 31, 2026 - Notes to the consolidated financial statements - 8

In the United States, the Corporation and several of its US subsidiaries of were summoned, amongst many other companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Company considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

Mozambique

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SE in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact2.

Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

8	Subsequent events

There are no post-balance sheet events that could have a material impact on the Company's financial statements.

2 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

March 31, 2026 - Notes to the consolidated financial statements - 9